MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR DISSEMINATION IN THE UNITED STATES

MIGENIX ANNOUNCES $10 MILLION BOUGHT DEAL FINANCING

Vancouver, BC, CANADA & San Diego, CA, USA – November 16, 2006 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), has entered into an agreement with Canaccord Capital Corporation for the purchase, on a bought deal basis, of 16,750,000 Units of the Company at a price of $0.60 per Unit, for aggregate gross proceeds of $10,050,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.80 for a period of 60 months from the closing date.

The Company has granted Canaccord an over-allotment option, exercisable at any time until 30 days following the closing, to purchase up to an additional 15% of the aggregate Units offered.

The offering is scheduled to close on or about December 5, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The Company plans to use the net proceeds of this financing for the advancement of the Company’s drug development pipeline and for general corporate purposes.

The Units to be issued under this offering are to be qualified for distribution with the filing of a preliminary short form prospectus pursuant to National Instrument 44-101 to the residents of certain provinces of Canada and such other jurisdictions as may be agreed to by the Company and Canaccord.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 (the U.S. Securities Act) or any other securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from registration is available.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform

Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

MIGENIX Inc.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning: our expectation that we will complete a bought-deal financing; our expectation that the Units to be issued under this offering will be qualified by a preliminary short form prospectus; our expectations with respect to the use of the net proceeds of this offering; and our expectation that we will receive all necessary approvals to complete the offering.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to complete a bought-deal financing; our ability to file a preliminary short form prospectus; and our ability to receive all necessary approvals to complete the offering.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: we may not have the ability to complete a bought-deal financing; we may not have the ability to file a preliminary short form prospectus to qualify the Units to be issued under this offering; we may not have the ability to receive all necessary approvals to complete the offering; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.